NOTE 1 – BUSINESS DESCRIPTION

The Company was formed November 2, 2006 under Section 203 of the limited liability company laws of New York State. The Company is a broker-dealer registered with the SEC and is a member of the Financial Industry Regulatory Authority (FINRA). Services provided to clients by the Company include securities brokerage and investment banking. All securities transactions are cleared through another broker (clearing broker) that settles all transactions and maintains customer accounts.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

USE OF ESTIMATES

The preparation of the financial statements, in conformity with generally accepted accounting principles, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Estimates also affect the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

INCOME TAXES

Under existing provisions of the Internal Revenue Code, the income or loss of a limited liability company is recognized by the members for income tax purposes. For New York City income tax purposes an entity level surcharge is imposed on the Company's allocable income.

REVENUE RECOGNITION

Commission revenues are recorded as income when earned and are shown gross of related brokerage, clearing and exchange fees.

Investment banking revenues arising from securities offerings in which the Company acts as an underwriter or agent are recorded when services for the transactions are substantially completed.

METHOD OF ACCOUNTING

The financial statements have been prepared on the accrual basis of accounting.

FURNTITURE FIXTURES AND EQUIPMENT

Additions to property, plant and equipment are recorded at cost. The cost of major additions and betterments are capitalized, while the cost or replacements, maintenance and repairs, that do not improve or extend the useful lives of the related assets are expensed as incurred.

Depreciation is provided principally on the straight-line method over estimated useful lives.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

FURNTITURE FIXTURES AND EQUIPMENT (continued)

We evaluate property, plant and equipment for impairment when events or changes in circumstances indicate that the carrying value of such assets may not be recoverable or the assets are being held for sale. Upon the occurrence of a triggering event, we review the asset to assess whether the estimated undiscounted cash flows expected for the use of the asset plus residual value from the ultimate disposal exceeds the carrying value of the asset. If the carrying value exceeds the estimated recoverable amounts, we write down the asset to the estimated fair value.

STATEMENT OF CASH FLOWS

For purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid cash investments with original maturities of less than three months that are not held for sale in the ordinary course of business.

CASH AND CASH EQUIVALENTS

At times during the year, the Company had cash balances in financial institutions that exceed Federal depository insurance limits. Management believes that credit risk related to these deposits is minimal.

SUBSEQUENT EVENTS

The company has evaluated subsequent events through February 27, 2016 which is the date the financial statements were available to be issued.

NOTE 3 – RECEIVABLES FROM BROKER-DEALERS AND CLEARING ORGANIZATIONS

Amounts receivable from broker-dealers and clearing organizations at December 31, 2015 consist of fees and commissions receivable at that date. The Company clears customer transactions through another broker-dealer on a fully disclosed basis. The agreement between the Company and the clearing broker requires that the Company maintain a collateral deposit of $150,000 which is included in the balance due as of December 31, 2015 of $894,133.

NOTE 4 – INVESTMENTS

The Company's Investments in marketable securities are presented at fair market value based upon quoted prices in active markets. Investment income is recognized when earned. Investments with maturities of less than one year from the balance sheet date are classified as current assets.

At December 31, 2015, investments consist of the following:

	2015
Debt securities	$119,997
Equity securities	114,890
Total securities	$234,887

LEHMAN NEWMAN FLYNN VOLLARO P.C.
CERTIFIED PUBLIC ACCOUNTANTS

NOTE 4 – INVESTMENTS - continued

In accordance with ASC 320 "Investments in Debt and Equity Securities", the Company is required to classify its investments into three broad levels: Level 1 which refers to securities traded in an active market, Level 2 which refers to securities not traded on an active market but for which observable market inputs are readily available and Level 3 which refers to securities not traded in an active market and for which no significant observable market inputs are available. As required by ASC 320, at December 31, 2015, the Company's investments are classified as follows on fair values:

Category	2015 Fair Value
Level 1	$ 234,887
Level 2	-
Level 3	-
	$ 234,887

NOTE 5 - FURNITURE, FIXTURES AND EQUIPMENT

Furniture and fixtures	$ 144,902
Office equipment	84,282
Leasehold improvements	32,995
	262,179
Less: Accumulated depreciation	206,111
Net furniture, fixtures and equipment	$ 56,068

NOTE 6 - NET CAPITAL

As a broker-dealer, the Company is subject to the Securities and Exchange Commission's regulations and operating guidelines, which require the Company to maintain a specified amount of net capital, as defined, and a ratio of aggregate indebtedness to net capital as derived, not exceeding 15 to 1. The Company's net capital as computed under Rule 15c3-1, was $963,739 at December 31, 2015, which exceeded required net capital of $100,000 by $863,739. The ratio of aggregate indebtedness to net capital at December 31, 2015 was 27.6%.

NOTE 7 - CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the credit worthiness of the counterparty and it is the Company's policy to review, as necessary, the credit standing of each counterparty.

LEHMAN NEWMAN FLYNN VOLLARO P.C.
CERTIFIED PUBLIC ACCOUNTANTS

NOTE 8 - COMMITMENTS AND CONTINGENCIES

Rent Expense and Lease Commitments

The Company is conducting its operations from a leased facility which is being sublet on a month to month basis until the buildout is completed for its new office space. Rent expense for 2015 was $329,475.

The Company entered into a lease agreement for new office space on December 16, 2015 for a term of ten years and four months which will commence upon substantial completion of the Landlord's buildout.

The minimum future rental payments under this operating lease having a minimum term in excess of one year as of December 31, 2015, for the next 5 years is as follows:

December 31, 2016	$ 327,705
December 31, 2017	327,705
December 31, 2018	327,705
December 31, 2019	327,705
December 31, 2020	327,705
Thereafter	1,997,440
	$3,635,965

Legal Matters

The Company is involved in various legal matters arising in the ordinary course of its business. Management is of the opinion that these matters will not have a material adverse affect on the Company's financial statements.

NOTE 9 - BROKER–DEALER REGULATION

The Company and the financial services industry in general are subject to stringent regulation by U.S. federal and state agencies, securities exchanges, and self-regulating organizations, each of which has been charged with the protection of the financial markets and the interests of those participating in those markets.

NOTE 10 – PENSION PLAN

On January 1, 2014 the company implemented a cash balance defined benefit pension plan in addition to sponsoring a 401k profit sharing plan. The plan covers substantially all of the company's employees after six months of service and contributions are determined by actuarial calculations. The accrued pension contribution totaled $41,910 for year ended December 31, 2015.

NOTE 11 – INCOME TAXES

The Company files income tax returns in the U.S. federal jurisdiction, and state and local jurisdictions. The Company is no longer subject to U.S. federal, state and local, or non-U.S. income tax examinations by tax authorities for years before 2012.

LEHMAN NEWMAN FLYNN VOLLARO P.C.
CERTIFIED PUBLIC ACCOUNTANTS

NOTE 11 – INCOME TAXES - continued

The Company follows the provisions of uncertain tax positions as addressed in FASB Accounting Standards Codification 740-10-65-1. The Company recognized no increase in the liability for unrecognized tax benefits. The Company has no tax position at December 31, 2015 for which the ultimate deductibility is highly certain but for which there is uncertainty about the timing of such deductibility. The Company recognizes interest accrued related to unrecognized tax benefits in interest expense and penalties in operating expenses. No such interest or penalties were recognized during the periods presented. The Company had no accruals for interest and penalties at December 31, 2015.

The provision for income taxes consists of the following:

	2015
New York City Corporation Tax	$ (12,373)
New York State Corporation Tax	1,000
Other Taxes	800
Total	$ (10,573)